Reinsurance Group of America, Incorporated
John W. Hayden
Senior Vice President - Controller

May 10, 2017

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 8-K dated April 27, 2017
Filed April 27, 2017
File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 3, 2017, regarding the above-referenced filing of the Company. This letter sets forth the comment from the Staff in the comment letter below in boldface and the Company’s response in ordinary type follows.

Exhibit 99.2

1.
You present a full non-GAAP income statement titled “consolidated adjusted operating income statements.” Please confirm you will discontinue this presentation of a full non-GAAP income statement beginning with your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment, and we confirm, that beginning with our next earnings release for the period ended June 30, 2017 we will discontinue the presentation of a full non-GAAP income statement.

* * * * *

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:	Todd C. Larson
Clifford R. Jenks, Esq.